PE 11/27/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15008614

NO ACT

December 28, 2015

Wayne Wirtz
AT&T Inc.
ww0118@att.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 12-28-15

Re: AT&T Inc.
Incoming letter dated November 27, 2015

Dear Mr. Wirtz:

This is in response to your letter dated November 27, 2015 concerning the shareholder proposal submitted to AT&T by Marie Jeanne Ferrari. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: M.J. Ferrari

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated November 27, 2015

The proposal seeks the establishment of a program to educate AT&T's employees on matters specified in the proposal.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the proposal relates to the establishment of an employee education program. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Wayne A. Wirtz
AT&T Inc.
Associate General Counsel
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

November 27, 2015

By email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2016 AT&T Inc. Annual Meeting of Shareholders
Notice of Intent to Omit Shareholder Proposals of Marie Jeanne Ferrari and Dominic Ferrari Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), hereby notifies the Staff of the Division of Corporation Finance of the Securities and Exchange Commission of AT&T's intention to exclude a shareholder proposal (the "Proposal A") submitted by Marie Jeanne Ferrari ("Proponent A") from its proxy materials for AT&T's 2016 Annual Meeting of Shareholders (the "2016 Proxy Materials").

After the Company notified Marie Jeanne Ferrari of the need to verify her ownership (as more fully discussed below), *and after the deadline for submitting proposals*, Marie Jeanne Ferrari resubmitted substantially the same proposal with Dominic Ferrari, changing "I" to "we" in the proposal (the new proponent is referred to as "Proponent B" and the new proposal is "Proposal B"). (We note that although Marie Jeanne Ferrari has the same surname as Dominic Ferrari, they have different addresses.) The Company hereby notifies the Staff that it also intends to exclude Proposal B from its 2016 Proxy Materials.

This letter, together with the Proposals and the related correspondence, are being submitted to the Staff via e-mail in lieu of mailing paper copies. For the reason stated below, AT&T intends to omit the Proposals from its 2016 Proxy Materials. A copy of this letter and the attachments are being sent on this date to the Proponents advising them of AT&T's intention to omit the Proposals from its 2016 Proxy Materials.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence must be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and *Staff Legal Bulletin 14D* (Nov. 7, 2008).

I. The Proposals

On November 5, 2015, Proponent A submitted Proposal A and a cover letter to the Company, which were received on November 6, 2015. The cover letter, proposal, and shipping information are attached as *Exhibit A*. Proposal A reads, in part, as follows:

> *In the interest of protecting people who are not yet infected, especially our young people, I move that ATT set up a program to educate their employees about the lethal lifestyle in which, according to CDC data, the disease known as HIV/AIDS is flourishing.*

On November 13, 2015, Proponents A and B submitted Proposal B, a cover letter, and brokerage statements to the Company, which were received on November 16, 2015 (after the deadline for submitting shareholder proposals). The cover letter, proposal, statements and shipping information are attached as *Exhibit B*. Proposal B reads, in part, as follows:

> *In the interest of protecting people who are not yet infected, especially our young people, we move that ATT set up a program to educate their employees about the lethal lifestyle in which, according to CDC data the disease known as HIV/AIDS is flourishing.*

II. Background

Proponent A submitted Proposal A on November 5, 2015. After reviewing the shareholder records, the Company determined that while Proponent A held *some* AT&T shares for the requisite period, she did not satisfy the *minimum* ownership requirements. The Company's records indicated that from March 30 through November 5, 2015, Proponent A was the record holder of only 31 shares. The highest selling price for the 60 calendar days before the submission date was $34.76 per AT&T share, making the maximum market value of Proponent A's shares during that period to be only $1,077.53[1]. This is insufficient to satisfy the $2,000 ownership requirement of Rule 14a-8(b).

Because neither the Company's records nor Proponent A's submission provided proper verification of her ownership, the Company sent Proponent A a letter notifying her of the procedural deficiencies, as required by Rule 14a-8(f) (the "Deficiency Notice"). The Deficiency Notice was sent on November 6, 2015, within 14 days of the date that the Company received

[1] *See Staff Legal Bulletin No. 14* (Jul. 13, 2001) ("SLB 14"), which provides, "[C]ompanies and shareholders should determine the market value by multiply the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal."

Proposal A, and was received on November 9, 2015. The Deficiency Notice, attached hereto as *Exhibit C*, stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to the Company's stock records, Proponent A only held 31 shares of AT&T stock, which was insufficient to satisfy the ownership requirements;
- the type of statement or documentation necessary from the record holder to demonstrate Proponent A's beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that Proponent A continuously held the requisite number of Company shares for the one-year period preceding and including November 5, 2015 (Proposal A's submission date); and
- that Proponent A's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date Proponent A received the Deficiency Notice.

Specifically, the Deficiency Notice, following the requirements of Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), stated:

> To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.
>
> If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The Deficiency Notice was delivered to Proponent A on November 9, 2015. *See Exhibit D*. Proponent A responded to the Deficiency Notice by sending a package (*Exhibit B*) which was postmarked November 13, 2015, and was received by the Company on November 16, 2015, five days after the deadline for submitting proposals under Rule 14a-8(e). The package contained a cover letter, Proposal B from Proponents A and B, and brokerage statements for October 2014 and October 2015, reflecting the AT&T shares owned only by Proponent B and not Proponent A. *See Exhibit B*. This response was insufficient to verify her ownership for the following reasons: (1) the statements did not indicate continuous ownership of the shares for the required one year period, but only for the two months indicated; and (2) the statements did not indicate any interest of Proponent A in the holdings. The holdings of Proponent B were irrelevant to Proposal A since Proponent B was not involved as a proponent or co-proponent of Proposal A.

III. Reasons for Exclusion

A. Proposal A may be properly omitted pursuant to Rules 14a-8(b) and (f) because Proponent A failed to provide the requisite proof of ownership.

Rule 14a-8 requires a shareholder proposal proponent to demonstrate eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submit[s] the proposal." A review of the Company's records indicated that as of November 5, 2015, Proponent A was the record holder of 31 shares, with a maximum value of $1,077.53, using the highest selling price for the 60 calendar days before the day of submission. After confirming that Proponent A had insufficient holdings as shown on AT&T's records, the Company sent the Deficiency Notice, which complied with Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G"), specifically requiring the proponent to provide proof of ownership for the continuous "one-year period preceding and including November 5, 2015."

Rather than establish her ownership, Proponent A responded to the Deficiency Notice by joining with Proponent B to submit a new proposal, Proposal B. Included in the response were brokerage statements from October 2014 and October 2015. This submission cannot support the documentary proof of ownership for Proposal A. Not only did Proponent A fail to demonstrate any interest in the shares held by Proponent B, but the documentation fell far short of demonstrating continuous ownership. As noted in SLB 14, a proponent must demonstrate continuous ownership, and the submission of brokerage statements is patently inadequate:

> (2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. *SLB 14(C)(1)(c)(2).*

The Staff has consistently concurred in the omission of shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) where proponents have attempted to use periodic brokerage statements to establish their ownership of company shares. *See IDACORP, Inc.* (Mar. 5, 2008) (concurring with the exclusion of a shareholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply...documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"). *See also The Boeing Company* (Jan. 27, 2015); *General Electric Co.* (Dec. 19, 2008) and *General Motors Corp.* (Apr. 5, 2007). Thus, the brokerage statements are insufficient to demonstrate Proponent A's continuous ownership.

Because Proponent A failed to properly substantiate her eligibility to submit Proposal A under Rule 14a-8(b), the Company may properly exclude Proposal A under Rule 14a-8(f)(1).

B. Proposal B may be properly omitted pursuant to Rules 14a-8(e) and (f) because the Proponents failed to deliver Proposal B to the Company before the deadline.

Recognizing that she did not have sufficient shares to submit Proposal A, Proponent A joined with Proponent B to submit Proposal B. Although it is substantially the same as Proposal A, it still constitutes a new proposal with a new set of proponents. Proposal B was received by the Company on November 16, 2015, which was five days later than the shareholder proposal deadline of November 11, 2015, calculated in accordance with Rule 14a-8(e)(2) and noted in the Company's 2015 Proxy Statement.

Rule 14a-8(e) is quite clear: a proposal must be received by the deadline date or the proposal may properly be omitted from the proxy materials pursuant to Rule 14a-8(f). The Staff has strictly construed the Rule 14a-8 deadline in the past and has permitted companies to exclude from their proxy materials those proposals received at the companies' principal executive offices even one day after the deadline for receipt. *See, e.g., RBC Life Sciences, Inc.* (Jun. 22, 2015) (permitting the exclusion of a proposal received over three months after the deadline stated in the previous year's proxy statement); *Caesars Entertainment Corporation* (Mar. 20, 2015) (permitting exclusion of a proposal received 48 days after the deadline); and *PepsiCo, Inc.* (Jan. 3, 2014) (permitting the exclusion of a proposal received three days after the submission deadline).

Therefore, because Proposal B was received on November 16, 2015, five days after the November 11, 2015, deadline for submission of proposals as noted in the Company's 2015 Proxy Statement, Proposal B may be properly omitted from the 2016 Proxy Materials pursuant to Rules 14a-8(e) and (f).

C. The Proposals may be properly omitted pursuant to Rule 14a-8(i)(7) because they deal with matters related to the Company's ordinary business operations.

The Proposals may be omitted pursuant to Rule 14a-8(i)(7) because they deal with matters relating to the Company's ordinary business operations, i.e., providing education to employees on health issues. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified one of the central considerations underlying the rule to be that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* In addition, certain proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Proposals directly intrude into the management of the workforce and the mundane operations that are at the core of the Company's business. The Proposals seek to micro-manage the Company's health education efforts regarding a single medical condition and its transmission. It is impractical, if not impossible, for shareholders to direct the Company's day-to-day educational efforts for its employees on any health-related matter. Without the ordinary business exclusion, shareholders could intervene in management functions and present conflicting and inconsistent recommendations on how to educate employees about varying medical-related topics such as: smoking, cancer, heart disease, supplements, eating red meat, or even the best form of exercise.

In a similar situation, Merck & Co. sought to exclude a proposal requiring the company to disclose to employees and shareholders all allegations of illegality or professional misconduct and the actions taken to redress the violations. The company argued that communications to company employees were fundamental to the conduct of the business of the company and that the proposal could properly be omitted as relating to ordinary business. The Staff concurred that the proposal could be properly omitted in reliance on Rule 14a-8(i)(7). *Merck & Co.* (Dec. 29, 2005).

The communications sought by the Proposals can also be viewed as employee benefits. The Staff has routinely concluded that proposals relating to employee benefits are properly excludable pursuant to the ordinary business exclusion. In numerous no-action letters addressing shareholder proposals relating to employee health plans and benefits, the Staff has concurred that companies could omit these proposals under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See, e.g., General Motors Corp.* (Apr. 11, 2007) (concurring with the exclusion of a proposal requesting that the Board prepare a report examining the implications of rising health care expenses and how the company is addressing the issue without compromising the health and productivity of its workforce); *Wal-Mart Stores, Inc.* (Mar. 24, 2006) (concurring with the exclusion of a proposal requesting the company to report on the public assistance benefits used by the company's employees); *International Business Machines* Corp. (Jan. 4, 2006) (concurring with the exclusion of a proposal that would prohibit the company from providing any health insurance that includes coverage for sexually transmitted diseases on any company employee, sexual partner or dependent, with certain exceptions); *General Motors Corp.* (Mar. 24, 2005) (concurring with the exclusion of a proposal requesting that the company establish a committee of directors "to develop specific reforms for the health cost problem").

The Proposals seek to dictate the education resources that the Company offers to its employees by requiring the Company to set up a program which characterizes male homosexual sexual activities as a "lethal lifestyle." The design, maintenance, and administration of the Company's employee benefit plans, including the free health education resources the Company offers to its employees, are among the most complex day-to-day matters that the Company must deal with, and these decisions are particularly not susceptible to management by shareholders. As the long-established precedents discussed above indicate, the Staff has consistently found shareholder proposals that impact a company's decisions relating to employees' health and welfare to be excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. Like the proposals described above, the Proposals seek to subject the resolution of these ordinary business matters to shareholder oversight.

Therefore, because the Proposals seek to micro-manage communications with employees and the provision of employee benefits in the form of health education, they may be properly omitted from the 2016 Proxy Materials as matters relating to the ordinary business of the Company pursuant to Rule 14a-8(i)(7).

D. The Proposals may be properly omitted pursuant to Rule 14a-8(i)(10) because they have been substantially implemented.

Even if the Staff does not agree that the Proposals may be excluded as matters of ordinary business (educating employees), the Company already provides its employees with a variety of health education information, including matters relating to HIV-AIDS, a sample of which is attached as *Exhibit E*. The health education materials the Company makes available on the Company's internal website to employees already addresses the Proposals' purported essential objective of preventing the spread of AIDS through education.

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." A company need not have implemented each element in the precise manner suggested by the proponent. Rather, the actions taken by a company must have addressed the proposal's "essential objective." *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

The Company interprets the Proposals as addressing the education of employees about HIV and how it may be transmitted. This is the essential element of the Proposals. As requested by the Proposal, the Company already provides employees with information about the workings of HIV, how it is diagnosed, and how it is spread. It is not clear what else the Company would need to do to further implement the Proposal's essential objectives. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposals may be properly omitted from its 2016 Proxy Materials.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that the Company may properly exclude the Proposals from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Very truly yours,



Wayne Wirtz

Enclosures

cc: Marie Jeanne Ferrari

*** FISMA & OMB Memorandum M-07-16 ***

Dominic L. J. Ferrari

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

M. J. Ferrari, M.D., MPH, JCL

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

NOV 06 2015

CORPORATE
SECRETARY'S OFFICE

November 4, 2015

Sr. Vice President and Secretary, AT&T
208 S. Akard St.
32nd Floor
Dallas, Texas 75202

Sir/Madam:

Enclosed is a motion to be included in the proxy statement sent to all shareholders in preparation for the annual general meeting of AT&T shareholders in April 2016. Please ensure that it arrives at the appropriate destination.

Yours sincerely,



M. J. Ferrari, M.D., MPH, JCL

*** FISMA & OMB Memorandum M-07-16 ***

Motion to be presented at the Annual General Meeting of the Shareholders of ATT - 2016

Whereas the human immune deficiency virus (HIV) is a retrovirus spread in body fluids, that affects specific cells of the immune system called CD4 cells, or T cells, rendering them unable to fight infections, thus resulting in the disease called HIV/AIDS;

And whereas HIV is spread mainly by having sex with infected persons and multiple sex partners even children as young as 10 years of age, according to the Centers for Disease Control in Atlanta (CDC);

And whereas although men having sex with men (MSM) represent only about 4% of the male population in the United States, in 2010, MSM accounted for 78% of new HIV infections among males and 63% of all new infections. MSM accounted for 54% of all people living with HIV infection in 2011, the most recent year these data are available;

And whereas CDC estimates that over 1.2 million persons are living with HIV infection, including 180,900 (15.8%) who are unaware of their infection (CDC data);

And whereas, even on treatment, those with HIV/AIDS are still infectious, and continue to spread the disease;

In the interest of protecting people who are not yet infected, especially our young people, I move that ATT set up a program to educate their employees about the lethal lifestyle in which, according to CDC data, the disease known as HIV/AIDS is flourishing.



Marie Jeanne Ferrari, MD, MPH.



Mrs. Marie J. Ferrari

*** FISMA & OMB Memorandum M-07-16 ***

Senior V.P. and Secretary AT&T
208 S. Akard Street, 32nd Floor
Dallas, Texas USA
75202

EXHIBIT B

M. J. Ferrari, M.D., MPH, JCL

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

NOV 16 2015

CORPORATE
SECRETARY'S OFFICE

November 4, 2015

Sr. Vice President and Secretary, AT&T
208 S. Akard St.
32nd Floor
Dallas, Texas 75202

Sir/Madam:

Enclosed is a motion that we intend to present at the Annual General Meeting of AT&T shareholders in April 2016. Please ensure that it is included in the proxy statement sent to all shareholders in preparation for the annual general meeting.

Neither of us has any intention to sell our shares before that date.

Enclosed also are two statements from TD Direct Investing verifying that Mr. Ferrari has owned the required number of shares of AT&T at least for the past year.

Yours sincerely,



M. J. Ferrari, MD



Dominic L. J. Ferrari

Motion to be presented at the Annual General Meeting of the Shareholders of ATT - 2016

Whereas the human immune deficiency virus (HIV) is a retrovirus spread in body fluids, that affects specific cells of the immune system called CD4 cells, or T cells, rendering them unable to fight infections, thus resulting in the disease called HIV/AIDS;

And whereas HIV is spread mainly by having sex with infected persons and multiple sex partners even children as young as 10 years of age, according to the Centers for Disease Control in Atlanta (CDC);

And whereas although men having sex with men (MSM) represent only about 4% of the male population in the United States, in 2010, MSM accounted for 78% of new HIV infections among males and 63% of all new infections. MSM accounted for 54% of all people living with HIV infection in 2011, the most recent year these data are available;

And whereas CDC estimates that over 1.2 million persons are living with HIV infection, including 180,900 (15.8%) who are unaware of their infection (CDC data);

And whereas, those with HIV/AIDS who are sexually active, even on treatment, are still infectious, and continue to spread the disease;

In the interest of protecting people who are not yet infected, especially our young people, we move that ATT set up a program to educate their employees about the lethal lifestyle in which, according to CDC data the disease known as HIV/AIDS is flourishing.



Marie Jeanne Ferrari, MD, MPH.



Dominic L. J. Ferrari



F

J Ferrari
*** FISMA & OMB Memorandum M-07-16 ***

Senior V.P. and Secretary AT&T
208 S. Akard Street, 32nd Floor
Dallas, Texas USA
75202

EXHIBIT C



Katherine Luthy
Area Manager – SEC Compliance
AT&T Inc.
208 S. Akard St., Rm. 3023
Dallas, TX 75202

November 6, 2015

Sent Via UPS, Tracking No. 1ZX788100496207615

Marie Jeanne Ferrari

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Ferrari:

We have received your letter, which was submitted on November 5, 2015, containing a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2016 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold such amount through the date of the annual meeting.

The Company's records indicate that as of November 5, 2015, you are the record owner of 31 shares; the market value of 31 shares as of the close of business on November 5, 2015 was $1,033.54. This is insufficient to satisfy the ownership requirement.

Therefore, in accordance with Rule 14a-8, you must submit proof to us that your total ownership of AT&T stock equaled at least $2,000 in value as of November 5, 2015. Total ownership means the aggregation of the following: your record holdings, any shares held on your behalf, such as through a broker, bank, nominee, fiduciary, or other custodian, and any shares held on your behalf under the employee benefit plans listed on page 4 of the AT&T 2015 Proxy Statement (if applicable). As noted above, you do not need to provide any proof with regard to the shares recorded in your name.

If you have shares held on your behalf, then you must obtain and submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying the amount of shares that were continuously held for at least the one-year period preceding and including November 5, 2015.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

In addition, you must provide a written statement that you intend to continue to hold the required shares through the date of the 2016 annual meeting.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if you or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,



Katherine Luthy
Area Manager – SEC Compliance

EXHIBIT E

Pages 33 through 35 redacted for the following reasons:
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*** Copyrighted Material Omitted***